Exhibit 99.2

SIGNET JEWELERS LIMITED

US EMPLOYEE STOCK SAVINGS PLAN 2008

(Adopted by the Company by Directors Resolution on 9 July 2008, as amended)

Herbert Smith LLP

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1.	GENERAL

Signet Jewelers Limited (“Company”) has adopted the Signet Jewelers Limited US Employee Stock Savings Plan (“Plan”) to provide eligible employees with the opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares (“Shares”) of the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code of 1986, as amended (“Code”).

2.	ELIGIBILITY

You will be eligible to participate in the Plan if:

2.1	you have been continuously employed with any of the companies within the Signet group which have been designated participating companies by the Company for the purposes of the Plan for at least twelve months (or for such other minimum period of time not exceeding two years as may be designated by the Company), and

2.2	you have worked at least 1,000 hours during the preceding twelve months; and

2.3	immediately after an option is granted to you under the Plan and assuming all of your outstanding options were exercised, you would not own (as determined pursuant to Section 424(d) of the Code), Shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof.

3.	SAVINGS CONTRACT

3.1	If you are an eligible employee, you may participate in the Plan by entering into a Savings Contract in the manner and in the form provided by the Company. Under each Savings Contract, you will agree to have amounts withheld from your salary for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board of Directors of the Company (“Board”) on the amount of savings permitted under the Plan. Initially, any participant’s savings under the Plan may not be less than $10 or more than $400 for any month.

3.2	The Company will designate eligibility periods during which eligible employees may elect to enter into a Savings Contract. These eligibility periods ordinarily relate to periods following the announcement of the Company’s financial results during which the Company is permitted to grant options with respect to Shares.

3.3	Participants may be permitted to enter into more than one Savings Contract at any time; provided, however, that the accumulated savings under any Savings Contract may not be carried over and credited to another Savings Contract and the aggregate accumulated savings under all Savings Contracts may not exceed the limits on savings in effect from time to time. Interest may be credited on amounts withheld under the Plan, as determined by the Company.

3.4	You may cancel and withdraw the accumulated savings under any of your Savings Contracts at any time. However, if you cancel Savings Contract prior to the end of its term, you will forfeit the opportunity to purchase Shares under the option relating to such contract unless such cancellation is by reason of your death, disability, retirement after attaining age 60 or involuntary termination of employment by the Company without cause.

4.	GRANT OF OPTIONS

You will be granted with respect to each Savings Contract one option to acquire Shares at the end of the term of such contract. Each option represents a right to purchase the largest number of Shares, determined as of the date of grant, that could be bought with the accumulated savings (excluding interest, if any), under a Savings Contract at the exercise price per Share with respect to such option. The option will be granted as of the first business day of any period during which savings may accrue and be accumulated under a Savings Contract (“Date of Grant”). The term of an option will not exceed 27 months.

5.	EXERCISE PRICE AND INDIVIDUAL LIMITS

5.1	The exercise price per Share under an option will be determined by the Board, but will not be less than 85 per cent of the fair market value of a Share as of the Date of Grant of such option and in any event will not be less than the par value of a Share. The fair market value of a Share on any date will be the mid-market closing price of a Share, as derived from the New York Stock Exchange at such date. The exercise price will-be expressed in United States dollars per Share.

5.2	No employee may be granted an option that permits his or her rights to acquire Shares under the Plan and all other employee stock purchase plans qualifying for Section 423 treatment established by the Company or its subsidiaries to accrue at a rate that exceeds US$25,000 in fair market value of such Shares (determined at the Date of Grant) for each calendar year.

6.	LIMITS ON THE ISSUE OF SHARES UNDER THE PLAN

6.1	The maximum number of shares that may be placed under Options under the Plan is 8,568,841 Shares, being equivalent to approximately 10 per cent of the Company’s issued Shares after listing of the Shares. In addition, as of any date within any period of ten years, not more than 10% of the Shares issued immediately prior to such date may in the aggregate be issued or issuable pursuant to rights acquired under the Plan and any other employee share schemes adopted by the Company. For purposes of the foregoing limit, Shares subject to options which have lapsed are not taken into account.

6.2	In the event the total number of Shares purchased or to be purchased for the Plan would exceed the limits in Rule 6.1, the Company reserves the right in its sole discretion to reduce the amount of savings under each Savings Contract and thereby correspondingly reduce the number of Shares to be acquired upon any grant. The Company may reduce the amount of savings under Savings Contracts in any manner that the Company determines in its sole discretion is equitable; provided, however, that the Company shall reduce the amount of savings under Savings Contracts in the most recent eligibility period prior to reducing the Savings Contracts previously entered into in any prior eligibility period. The Company reserves the right to apply a different method of reduction under the Sharesave Scheme than the Plan and to reduce the number of Shares to be issued under the Sharesave Scheme in a disproportionate manner from the number of Shares to be issued under the Plan.

7.	EXERCISE OF OPTIONS

7.1

You may elect to exercise, by written notice in the manner designated by the Company, any option at the end of the term of your Savings Contract to which such option relates prior to the expiration of such option. You or your beneficiary or estate may also exercise any of your options within 90 days after any of the following events prior to the expiration of your options: your death, disability (as determined for purposes of the Company’s long-term disability plan), retirement after attaining age 60 or involuntary termination of employment by the Company without cause.

7.2	If you do not elect to exercise an option prior to its cancellation, the Company will treat such option as having been exercised if the fair market value of the Shares under an option exceeds the accumulated savings (excluding interest) under the applicable Savings Contract. If the fair market value of the Shares underlying the Shares under an option does not exceed the accumulated savings (excluding interest) under the applicable Savings Contract, the accumulated savings and any interest thereon under such Savings Contract will be paid to you by the Company. Upon your exercise of any option, Shares will either be issued in your name or deposited in an individual account in your name, as permitted by the Company. If the Company establishes an individual account in your name, you will be responsible for all charges and expenses relating to such account.

7.3	Shares may be registered in the name of the participant, or, if he or she so designates, in his or her name jointly with his or her spouse, with a right of survivorship or in the name of any nominee.

8.	CHANGE IN CONTROL OF THE COMPANY

In the event options granted under the Sharesave Scheme become exercisable prior to the end of the term of any applicable Savings Contract in accordance with Rule 7 of the Rules of the Sharesave Scheme, options under the Plan will concurrently become exercisable in the same manner and subject to the same limitations as the options under the Sharesave Scheme to the extent consistent with and not in derogation of the rules applicable to the Plan pursuant to Section 423 of the Code and other applicable law.

9.	WITHDRAWALS

9.1	You may withdraw at any time from the Plan by written notice to the Company, and your participation therein will be effective as of the next payroll period. The Company may assess a penalty against you in connection with any withdrawal from the Plan prior to the expiration of the applicable Savings Contract.

9.2	Upon your withdrawal from the Plan for any reason, the Company shall deliver the accumulated savings and any interest thereon under your Savings Contracts unless you are entitled to exercise any options pursuant to the terms of the Plan.

10.	DESIGNATION OF BENEFICIARY

You may, by written notice to the Company, designate a person or persons to receive the benefit payable on your death under this Plan. You may, by written notice to the Company during employment, alter or revoke such designation from time to time, subject always to the provisions of any law governing the designation of beneficiaries from time to time. Such written notice shall be in such form and shall be executed in such manner as the Company in its discretion may from time to time determine. If you have not designated a beneficiary or the person designated by you should not be living, any benefit that may be payable on or after your death shall be paid to your estate.

11.	ADJUSTMENT OF SHARES

Notwithstanding any other provision contained herein, in the event of any change in the Shares by reason of any merger, amalgamation, consolidation, reorganisation, recapitalisation, stock dividend, stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or other like change in capital structure of the Company, an equitable adjustment shall be made to each outstanding option such that each such option shall thereafter pertain to an equivalent number of Shares after such change as before such change, or at the sole discretion of the Company, provide for such securities, cash and/or other property as would have been received in respect of the Shares subject to such option had such option been exercised in full immediately prior to such change, and such an adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change, the Company shall make any further adjustment to the number of Shares and exercise price per Share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options and the determination of the Company as to these matters shall be conclusive, final and binding on all participants and other persons.

12.	ADMINISTRATION

12.1	Except as otherwise set forth in the Plan, the Company has the power and authority to take any and all actions necessary or desirable to effect the purposes of and administer the Plan. The Company may delegate any of its duties and responsibilities; subject, however, to any limits that the Board may establish in its discretion with respect to the Plan. The Company shall establish rules for the administration of the Plan and shall interpret the terms of the Plan in its good faith/discretion. Any determinations made by the Company with respect to the Plan shall be final, binding and enforceable with respect to all persons.

12.2	The Plan shall be governed by, and construed in accordance with, the laws of the State of New York and without regard to the conflicts of laws principles of such state.

13.	TERM

The Plan will remain in effect until the first to occur of: (i) its termination by the Board, or (ii) the expiry of ten years from the date of adoption of the Plan.

14.	COMPLIANCE WITH APPLICABLE LAWS

The Company may delay (i) the issuance of any certificate in the name of a participant or beneficiary, or (ii) the delivery of Shares to any participant or beneficiary, in either case, if it determines that the registration or qualification of such Shares under any federal or state securities laws, or the consent or approval of any federal or state governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the sale or purchase of Shares under the Plan, until such listing, registration, qualification, consent or approval shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to the Company.

15.	WITHHOLDING OF TAXES

The Company may withhold from amounts to be paid to any participant under the Plan or as wages, any applicable United States Federal, state, local or other withholding or other taxes which it is from time to time required by law to withhold on account of the Plan.

16.	AMENDMENT AND TERMINATION

The Board of Directors of the Company may at any time terminate or amend the Plan in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plan (other than amendments which are minor in nature and made to benefit the administration of the Plan, amendments necessary for the Plan to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plan, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase Shares under all outstanding options as if the Plan were terminated at the end of the term of a Savings Contract and any remaining accumulated savings and interest thereon shall be refunded in cash to them, unless the Board determines otherwise.

17.	MISCELLANEOUS

17.1	A participant’s right to purchase Shares under the Plan are exercisable, during his or her lifetime, only by such individual and may not be pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution. Any attempt to pledge, assign or transfer such rights shall be void and shall automatically cause any purchase rights held by the participant to be terminated. In such event, the Company shall refund in cash, without interest, all amounts credited to the Account of such participant.

17.2	Nothing in the Plan nor in any instrument executed pursuant to it will confer upon any person any right to continue in the employment of the Company or any of its affiliates, or will affect the right of the Company or any of its affiliates to terminate the employment of any person without liability (other than for amounts payable under the Plan) at any time with or without cause, or will impose upon the Company, any of its affiliates or the Board, or their respective agents and employees any liability whatsoever (whether in contract, tort or otherwise) in connection with: (i) the lapsing of any option pursuant to the Plan, (ii) the failure or refusal to exercise any discretion under the Plan and/or (iii) a participant ceasing to be a person who has the status or relationship of an employee or director with the Company or any of its affiliates for any reason whatsoever as a result of the termination of the employment relationship with the Company or any of its affiliates.

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